UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

60 Kaki Bukit Place, #03-01 Eunos Techpark, Singapore 415979

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6327 1110

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

As previously disclosed, on August 1, 2025, EUDA Health Holdings Limited (“EUDA” or the “Company”) entered into a convertible promissory note purchase agreement dated as of August 1, 2025 (the “Purchase Agreement”) with an institutional investor (the “Purchaser”) to purchase one or more convertible promissory notes (the “Notes”) in an aggregate amount not to exceed $10,000,000. Pursuant to the Purchase Agreement, the Purchaser purchased an initial $1,000,000 Note on August 1, 2025 which is convertible into newly-issued ordinary shares of the Company, no par value (the “ordinary shares”) at an 85% discount each time it converts. To date, the Purchaser has converted $837,500 of the $1,000,000 Note.

On September 19, 2025, the Company entered into a letter agreement (the “Letter Agreement”) with the Purchaser pursuant to which the Company delivered 41,620 ordinary shares to Purchasers for the conversion price of $0.901 per share, and waived any breaches by Purchaser of the Note and Agreement to date, in exchange for Purchaser agreeing not to make any further conversions of the Note until December 15, 2025, unless the Company’s closing stock price as reported on The Nasdaq Stock Market has been $2.00 or higher for three consecutive trading days, and waiving any breaches by the Company to date of the Note and Agreement to date.

The Company does not intend to purchase any additional Notes under the Purchase Agreement.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Letter Agreement which is filed as Exhibit 1.1 to this Current Report, and incorporated by reference herein.

The foregoing description of the Purchase Agreement and the Note does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement and the Note, copies of which are filed as Exhibit 1.1 and 1.2, respectively, to the Company’s Current Report dated August 6, 2025 and incorporated by reference herein.

This Report on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-282723) and the prospectus thereof and any prospectus supplements or amendments thereto.

Exhibits

1.1	September 19, 2025 Letter Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: September 22, 2025

EUDA Health Holdings Limited

/s/ Alfred Lim
By:	Alfred Lim
Chief Executive Officer